:nBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By co




05005922

Leuven, 14 February 2005

Dear

Subject: ~~Interbrew S.A.~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.58.70, fax: +32.16.50.5870, e-mail: benoit.loore@interbrew.com.

Very truly yours,

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

Press release

InBev

Brussels, February 14, 2005

On 9 February, 2005, InBev SA/NV, a corporation incorporated under the laws of the Kingdom of Belgium, with its headquarters at Brouwerijplein 1, 3000 Leuven ("InBev"), obtained from the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários,* "CVM") the registration of the terms and conditions of the mandatory tender offer ("the MTO") that, pursuant to Brazilian law and further to the closing of the combination with AmBev in August 2004, InBev must launch for the common shares of Companhia de Bebidas das Américas – ("AmBev") that it does not hold directly or indirectly - a total of 3,643,945,408 AmBev shares.

The MTO includes both a stock-for-stock option and a cash option. The stock-for-stock option will not be available in connection with 60,730,600 AmBev common shares held by a wholly-owned subsidiary of AmBev.

AmBev shareholders that elect the stock-for-stock option will receive 13.827166 newly issued and/or already existing ordinary shares of InBev for each lot of 1,000 AmBev common shares tendered. The InBev shares will be entitled to the dividend relating to the 2005 financial year and subsequent financial years and will trade solely on Euronext Brussels. Fractions of InBev shares will be delivered in cash (in Brazilian Reais (R$)), on the basis of EUR 25.55 per InBev ordinary share. AmBev Shareholders that elect the cash option will receive an amount in Brazilian Reais (R$) equivalent to EUR 353.28 for each lot of 1,000 AmBev common shares tendered.

The MTO will start on 14 February 2005 and will end on 29 March 2005. The cash option of the MTO will be settled 5 days after the end of the MTO. The stock-for-stock option of the MTO will be settled within 90 days after the end of the MTO, due to the need to comply with Brazilian foreign investment formalities and the time required for the effective issuance and/or purchase of the InBev shares to be delivered to tendering AmBev shareholders.

An Extraordinary Shareholders' Meeting of InBev will be convened on 17 March 2005, in accordance with Belgian law formalities, in order to, among other things, approve the principle issuance of up to 49,545,705 new InBev ordinary shares that the Board of Directors of InBev will be authorized to use solely to the extent needed for the purposes of satisfying the stock-for-stock option of the MTO.

Disclaimer

Neither this press release nor any of the transactions referred to herein constitute an offer of securities for sale in the United States or in any other jurisdiction.

The InBev shares that may be issued as referred to herein will be reserved for holders of AmBev common shares accepting to tender their shares in the stock-for-stock option of the MTO and have not been nor will be registered under the U.S. Securities Act of



1933, as amended (the "Securities Act"), or the securities laws of any state or any other country (other than Belgium) and may not be offered, pledged, transferred, or sold absent (i) registration of such securities under the Securities Act or the securities laws of such state or country, as the case may be, or (ii) an available exemption from such registration.

Under the terms and conditions of, and in connection with, the transactions referred to herein, no offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, and the tender offer requirements under Brazilian law or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements.

Neither this press release nor any of the transactions referred to herein constitute an invitation or an offer to the holders of AmBev common shares to tender such shares in the MTO and, accordingly, such holders should not rely on this press release for the purpose of the MTO or any other purpose.

Notice to U.S. Holders of AmBev common shares

The exchange offer referred to herein is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.



About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.inbev.com.

Contact information

Gwendoline Ornigg
Corporate Media Relations Manager
Tel: +32-16-27-65-72
Fax: +32-16-50-65-72
E-mail: gwendoline.ornigg@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com

:nBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 11 February 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,



Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

Press release

InBev

Brussels, 11 February, 2005

InBev sells its stake in Pivovarna Union to Pivovarna Lasko

InBev announces the sale of its holding (41.32%) in Pivovarna Union to Pivovarna Lasko, for a cash consideration of 70.7 million euro.

InBev entered the Slovenian market in October 2001 when it acquired a 20% stake in Pivovarna Union, and signed a strategic partnership with Union. Gradually, InBev increased its participation in Union up to the 41.32% shareholding but did not reach majority ownership.

Today, Pivovarna Lasko bought InBev's stake in Pivovarna Union for a cash consideration of 70.7 million euro. As part of the transaction, InBev also agreed to terminate all pending local and international litigations relating to the Union brewery.
In return, InBev received a 'withdrawal fee' of 3.5 million euro, in addition to the consideration paid for the shares.

While, for the period since 2001 until today, we fully recover our initial investment, InBev's 2005 accounts will show a minor capital loss for this transaction. The transaction was signed and closed today and is no longer subject to any further conditions.

Both parties further agreed that the existing commercial contracts between Union and InBev will be evaluated during the next six months.

"*We are pleased to close this challenging chapter in Slovenia in a very constructive way and on good terms with Lasko,*" said Stefan Descheemaeker, InBev Zone President Central and Eastern Europe.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.InBev.com.

Contact information
Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax:+32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax:+32-16-50-65-41
E-mail: patrick.verelst@inbev.com